Exhibit 99.51

NexTech to Uplist to TSX Venture Exchange

New York, NY - Toronto, ON – June 10, 2019 – NexTech AR Solutions Corp. (the “Company” or “NexTech”) (OTC: NEXCF) (CSE: NTAR) (FSE:N29) a technology and emerging commercial growth company focused on bringing augmented reality (“AR”) to the masses through its web-enabled AR platform for eCommerce, announced today that it’s BOD has approved the companies plan of uplisting to the TSX Venture Exchange (“TSXV”). The Company started trading on the CSE on October 31, 2018 and plans to continue to uplist as it meets the listing requirements of the exchanges for both NASDAQ and the TSXV.

“This is a very exciting time for our Company as we are making accretive acquisitions and signing up eCommerce clients to our AR eCommerce SaaS platform. In 2019 we are seeing the market for our web-enabled augmented reality services accelerating across all industries, positioning NexTech to be a big winner as it sits right in the middle of this adoption. Our goal from day one was to be the first publicly traded pure play AR technology company, which we accomplished by listing on the CSE. Now that we are in market with our AR eCommerce platform generating revenue and cash flow at an accelerating pace we feel it’s time to uplist so that we can attract larger pools of institutional capital,” comments Evan Gappelberg, CEO of NexTech AR Solutions.

The Company has not yet submitted but expects to shortly submit an application for listing on the TSX Venture Exchange, there is no guarantee that the Company’s securities will be successfully listed on the TSX Venture Exchange. Listing will be subject to submission of necessary documentation and to meeting all applicable TSX.V Venture Exchange listing requirements.

Revenue and Cash Flow Accelerating:

In 2019 alone, NexTech has made three revenue-generating accretive acquisitions: one in January (AR eCommerce), one in February (Hootview), and one in April (Infinite Pet). In addition, the company signed an LOI on 5/7/19 that sets the stage for its fourth acquisition in 2019 and, upon closing, would push its AR-enabled eCommerce division to a trailing 12-month run rate of USD $6.5 million in consolidated revenue and $1.5 million in EBITDA. For 2019, the company is projecting to be cash flow positive as it grows its revenue to $9.3 million USD, generating $5 million in gross profits and over $2 million in EBITDA just from the AR-enabled eCommerce division, with additional upside to revenue from its AR SaaS business which is now starting to sign up customers and scale.

Gartner reports 100 million consumers will shop in augmented reality online and in-store by 2020. NexTech is building out its AR and AI eCommerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for eCommerce or for education in the medical device market.

About NexTech AR Solutions Corp.

NexTech is bringing a next-generation web enabled augmented reality (AR) platform with Artificial Intelligence (AI) and analytics to the Cannabis industry, eCommerce, education, training, healthcare and video conferencing. Having integrated with Shopify, Magento and Wordpress, its technology offers eCommerce sites a universal 3D shopping solution. With just a few lines of embed code, the company’s patent-pending platform offers the most technologically advanced 3D AR/AI technology anywhere. Online retailers can subscribe to NexTech’s state-of-the-art, 3D AR/AI solution for $79/mo. The company has created the AR industry’s first end-to-end affordable, intelligent, frictionless, scalable platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

Media contact:

Erin Hadden

FischTank Marketing and PR

ehadden@fischtankpr.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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